CHRISTOPHER P. NICHOLAS

Writer’s Direct Number: (212) 389-5046

Facsimile Number: (212) 389-5099

March 12, 2010

VIA EDGAR Correspondence

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Mutual of America Life Insurance Company and

Mutual of America Separate Account No. 2

(File No. 033-05609)

Commissioners:

On behalf of Mutual of America Life Insurance Company (the “Company”) and Mutual of America Separate Account No. 2 (the “Account”), we have attached for filing Post-Effective Amendment No. 36 (the “Amendment”) to the Account’s Registration Statement on Form N-4 for certain variable annuity contracts (the “Contracts”).  The Amendment is being filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended (the “1933 Act”), to include current financial statements as well as to update certain other information.

Pursuant to Rule 461 under the 1933 Act, the Company and the Contracts’ principal underwriter have submitted requests for acceleration of effectiveness of the above-referenced Registration Statement to May 1, 2010, or as soon thereafter as is reasonably practicable.

If you have any questions or comments regarding the Amendment, please call the undersigned at (212) 389-5046.

Sincerely,

/s/ Christopher P. Nicholas

Christopher P. Nicholas

Attachments

cc:                                 Thomas Martin, Esq.

Amy Latkin, Esq.